INDEPENDENT AUDITORS’ CONSENT

The Board of Governors of IIT

Research Institute and the Board of Directors of

Alion Science and Technology Corporation:

      We consent to the use of our report dated December 6, 2002, relating to the consolidated balance sheets of Selected Operations of IIT Research Institute as of September 30, 2001 and 2002, and the related consolidated statements of income, owner’s net investment, and cash flows for each of the years in the three-year period ended September 30, 2002, and the related consolidated financial statement schedule, and our report dated December 6, 2002, relating to the balance sheet of Alion Science and Technology Corporation (formerly known as Beagle Holdings, Inc.) as of August 31, 2002, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

December 9, 2002